UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

WOWJOINT HOLDINGS LIMITED

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-53233	98-0562157
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1108 A Block TIANCHENG MANSION, #2 XINFENG Rd. DESHEMENGWAI St, XICHENG Dist. Beijing	100088
(Address of Principal Executive Offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events

Changes of Auditors

On April 29, 2013, Wowjoint Holdings Limited (the “Company”) was informed by its independent registered public accounting firm, RBSM LLP ("RBSM") which combined its practice with Sherb & Co., LLP, ("Sherb"), the Company’s former independent registered public accounting firm, that, RBSM resigned as the Company’s independent registered public accounting firm, effective immediately.

RBSM was engaged on April 19 , 2013 to audit the Company’s financial statements for the fiscal year ended December 31, 2012. RBSM did not issue an audit report on the financial statements of the Company for the fiscal year ended December 31, 2012.

During the period from April 19, 2013 through April 29, 2013, there were no “disagreements” (as such term is defined in Item 304 of Regulation S-K) with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to the satisfaction of RBSM would have caused them to make reference thereto in their reports on the financial statements for such periods.

During the period from April 19, 2013 through April 29, 2013, there were no “reportable events” (as such term is defined in Item 304 of Regulation S-K).

The Company has provided RBSM with a copy of this Form 6-K prior to its filing with the Securities and Exchange Commission (the “SEC”), and has requested that RBSM furnish a letter addressed to the SEC stating whether or not it agrees with the above statements and, if not, stating the respects in which it does not agree. A copy of such letter, dated April 29, 2013, indicating that it is in agreement with such disclosures is filed as Exhibit 99.1 to this Form 6-K.

On May 3, 2013, the Company engaged WWC Professional Corporation (“WWC”) as the Company’s independent registered public accountant effective immediately. The engagement was approved by the board of directors of the Company Prior to May 3, 2013, the Company did not consult with WWC regarding (1) the application of accounting principles to a specified transaction, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issue, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

The Company has authorized RBSM to respond fully to any inquiries of WWC.

Exhibits

Exhibit No	Description
99.1	Letter to the Securities and Exchange Commission from RBSM LLP dated May 10, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WOWJOINT HOLDINGS LIMITED

	By:	/s/ Ya Bin Liu
Name: Ya Bin Liu
Date: May 10, 2013		Title: Chief Executive Officer

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